

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2011

H. Michael Krimbill
Chief Executive Officer
NGL Energy Partners LP
6120 South Yale Avenue, Suite 805
Tulsa, Oklahoma 74136

>   **Re: NGL Energy Partners LP**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed March 22, 2011**
>   **File No. 333-172186**

Dear Mr. Krimbill:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.

Summary, page 1

Formation Transactions and Partnership Structure, page 3

1. We note your response to comment five in our letter dated March 9, 2011. We continue to believe, however, that this section of the summary is unnecessarily detailed. For example, the members of the NGL Energy GP Investor Group and the NGL Energy LP Investor Group may be referred to collectively and generically noting that each group consists of affiliated parties including your officers and directors. The detailed ownership interests are more appropriate in a separate section in the body of the prospectus. Please revise.

2. In your revised ownership interest section, please also disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to NGL Holdings, Inc. and Krimbill Enterprises LP.

3. Please disclose the purpose for the split of the common units held by the members of the NGL Energy LP Investor Group into common units and subordinated units. Please also tell us whether the subordinated units will be registered. If not, please tell us why you believe that the issuance of the subordinated units does not need to be registered.

Our Cash Distribution Policy and Restrictions on Distributions, page 45

4. We note your responses to prior comments 16 and 19. Please revise your table to adjust
    for your expansion capital expenditures. Note that we will not object to offsetting of the
    capital expansion expenditures against related anticipated borrowings. Further, revise
    your estimated interest expense to include the incremental cost of borrowing and revise
    your disclosure as appropriate for the impact on your debt covenants.

5. We note your response to prior comment 17. Please provide to us the Partnership
    Statement of Forecasted Estimated Adjusted EBITDA for the twelve month period ended
    March 31, 2012. Further, explain to us any significant differences between the two
    forecast periods. Please be detailed in your analysis and explain any significant reasons
    for the differences in revenues and expenses. In addition, explain to us and further in
    your disclosures why the historic propane gas price for the period ended March 31, 2010
    is an appropriate forward gas price assumption to be used in your projection. Explain to
    us why you did not utilize the more recent propane gas price information or forward
    propane gas price curve in your projection. We may have further comment.

Index to Financial Statements, page F-1

6. We note your response to prior comment 29. Please expand your disclosure where you
    discuss your relationship with the general partner to clearly disclose that the general
    partner is not obligated to contribute capital to you or guarantee any of your debts or
    obligations.

NGL Energy Partners LP, page F-2

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page F-7

7. We note your response to prior comment 32. Revise your disclosure to indicate your
    general partner is entitled to receive certain incentive distributions that could result in less
    income allocable to common and subordinated unitholders.

NGL Energy Partners LP, page F-18

8. Refer to the top header of your financial statements. We note the periods covered by the
    financial statement in the header do not match up with the specific periods and the
    entities presented. Please revise.

9. Revise your presentation of unaudited condensed consolidated statements of operations
    and comprehensive income (loss) on pages F-18 and F-19 to provide supplemental
    comparable financial statement periods. In that regard, please provide comparable
    financial statement periods for the three months ended December 31, 2010, and 2009, and

for the six months ended September 30, 2010, and 2009, respectively. Please also make conforming changes to the notes to your unaudited condensed consolidated financial statements.

10. Notwithstanding the above comments, please explain to us in detail the appropriateness of your determination that NGL Supply, Inc. was your predecessor entity for accounting purposes in light of no step up in its basis upon your formation in October 2010.   Refer to Rule 405 of Regulation C.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 2- Pro Forma Adjustments, page F-10

11. Refer to footnote (h). Please reconcile for us the $7,000 increase to annual depreciation and amortization expenses to the corresponding pro forma adjustment of $1,379 as presented on page F-7.

NGL Energy Partners LP Financial Statements

Note 3. Acquisitions, page F-26

Pro Forma Results of Operations, page F-27

12. Please explain us your basis and why it is meaningful to present non-comparable pro forma results of operations for the six months period ended September 30, 2010 and for the nine months period ended December 31, 2009, respectively.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3720, with any other questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director

cc: David P. Elder, Esq.
        Akin Gump Strauss Hauer & Feld LLP